Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions, except ratios)

	For the Three Months Ended		For the Years Ended December 31,

	March 31, 2009 (Unaudited)		2008		2007		2006		2005		2004

Earnings as defined:
Income before income taxes, as reported	$261.0		$1,615.1		$1,585.1		$1,381.7		$1,247.2		$1,174.9
Add: Dividends from affiliates	3.0		27.3		28.4		14.3		16.2		13.9
Interest expense(a)	26.8		124.6		106.9		135.1		111.4		55.0
Interest factor (re: rentals)(b)	39.3		163.6		165.0		155.2		157.6		161.0

Total earnings	$330.1		$1,930.6		$1,885.4		$1,686.3		$1,532.4		$1,404.8

Fixed charges as defined:
Interest expense(a)	$26.8		$124.6		$106.9		135.1		$111.4		$55.0
Interest factor (re: rentals)(b)	39.3		163.6		165.0		155.2		157.6		161.0

Total fixed charges	$66.1		$288.2		$271.9		290.3		$269.0		$216.0

Ratio of earnings to fixed charges	4.99	x	6.70	x	6.93	x	5.81	x	5.70	x	6.50	x

(a)	Interest expense includes interest on third-party indebtedness.

(b)	The interest factor related to rentals reflects the appropriate portion (one-third) of rental expense representative of an interest factor.